Exhibit 3.1

ARTICLES OF AMENDMENT

OF

PARK STERLING CORPORATION

Park Sterling Corporation, a corporation organized and existing under the laws of the State of North Carolina, in accordance with the provisions of Section 55-10-06 of the General Statutes of North Carolina, hereby submits the following Articles of Amendment for purposes of amending its Articles of Incorporation.

1.             The name of the corporation is Park Sterling Corporation.

2.             The Articles of Incorporation of the corporation are hereby amended to add a new Article 13 which shall read as follows (the “Amendment”):

“Article 13. Election of Directors

Each director to be elected by the shareholders shall be elected to the Board of Directors if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election (with abstentions and “broker non-votes” not counted as a vote cast either for or against that nominee’s election) by the shares entitled to vote in the election at a meeting at which a quorum is present; provided, however, that if, as of the record date for the meeting, the number of nominees exceeds the number of directors to be elected at the meeting, the directors shall be elected by a plurality of the votes cast by the shares entitled to vote in the election at such meeting at which a quorum is present.”

3.           The Amendment was adopted by the Board of Directors of the corporation on March 23, 2016.

4.           The Amendment was approved by shareholder action, and such shareholder approval was obtained as required by Chapter 55 of the North Carolina General Statutes.

5.            These Articles of Amendment will be effective upon filing.

Park Sterling Corporation has caused these Articles of Amendment to be signed by the authorized officer below this 26th day of May, 2016.

PARK STERLING CORPORATION

By:	/s/ James C. Cherry
James C. Cherry
President and Chief Executive Officer